30 3/5/03

SECUR 03012612 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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RECD S.E.C.
FEB 28 2003
1086

SEC FILE NUMBER
8- 41920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barrington Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles, California 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eduard Bagdasarian (310) 479-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Tright LLP
(Name – *if individual, state last, first, middle name*)

1601 Cloverfield Boulevard, Suite 300 South Santa Monica, CA 90404
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eduard Bagdasarian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barrington Associates, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eduard Bagdasarian
Signature

Chief Financial Officer
Title

Notary Public

See Attached CA All Purpose Acknowledgment

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles } ss.

On Feb. 26, 2003 (Date), before me, Catherine Shump, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared Edvard Bagdasarian (Name(s) of Signer(s)),

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

CATHERINE L. SHUMP
Commission # 1315309
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2005

Place Notary Seal Above

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Cath L. Shump
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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BARRINGTON ASSOCIATES

FINANCIAL STATEMENTS,
SUPPLEMENTAL INFORMATION
AND
AUDITORS' REPORT
DECEMBER 31, 2002

BARRINGTON ASSOCIATES

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3 – 7
Independent Auditor's Report on Internal Control	8

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Barrington Associates:

We have audited the accompanying statement of financial condition of Barrington Associates (the Company) as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition of Barrington Associates as of December 31, 2001, was audited by other auditors whose report dated January 18, 2002, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 15, 2003

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

BARRINGTON ASSOCIATES
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

		2002		2001
Assets				
Current assets:				
Cash and cash equivalents	$	4,203,605	$	3,087,626
Accounts receivable, no allowance provided		62,940		104,396
Marketable security		3,300		3,300
Prepaids and other current assets		4,132		21,634
Total current assets		4,273,977		3,216,956
Property and equipment, net		388,370		347,106
Deposits and other assets		85,209		80,783
Total assets	$	4,747,556	$	3,644,845
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable and accrued expenses	$	59,400	$	97,015
Current portion of capitalized lease obligations		18,440		16,255
Security deposit		8,716		-
Total current liabilities		86,556		113,270
Capitalized lease obligations, net of current portion		13,403		32,015
Total liabilities		99,959		145,285
Commitments (Note 4)				
Stockholders' equity:				
Common stock, no par value;				
Series A - 500,000 shares authorized, 103,090 shares issued and outstanding		4,950		4,950
Series B - 500,000 shares authorized, 6,312 shares issued and outstanding		1,941,216		1,941,216
Retained earnings		2,701,431		1,553,394
Total stockholders' equity		4,647,597		3,499,560
Total liabilities and stockholders' equity	$	4,747,556	$	3,644,845

See notes to financial statements.

BARRINGTON ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Barrington Associates (the Company) is a California corporation, which was incorporated in 1984. The Company is a private investment-banking firm headquartered in Los Angeles which provides expert merger and acquisition and corporate finance services. The Company is a registered broker-dealer with the National Association of Securities Dealers (NASD).

Method of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The Company files its income tax returns on the cash basis of accounting.

Revenue Recognition

Revenue from investment banking services is recognized when services are performed and earned as determined in the agreement with the client. Investment banking fees include nonrefundable retainers and agency fees. Non-refundable retainer fees are recognized when the agreement with the client is executed and collection is reasonably assured. Fees subject to approval by the Trustee of a bankruptcy court are recognized when the fees are approved. Contingency fees are recognized when the services are completed and the contingency no longer exists.

Cash and Cash Equivalents

For the purpose of presentation in the Company's statements of cash flow, cash equivalents are short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash and (b) so near to maturity that they present insignificant risk of change in value due to changing interest rates.

Property and Equipment

Property and equipment are recorded at cost and depreciated using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Expenditures for repairs are expensed as incurred and additions, renewals and betterments are capitalized.

Advertising Expense

Advertising and marketing expenses are expensed as incurred.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is taxed under the provisions of Subchapter S of the Internal Revenue Code (S Corporation election). Under these provisions the stockholders are liable for income tax on their respective shares of the Company's taxable income. In addition, there is a 1.5% tax on the Company's taxable income for state purposes with a minimum tax of $800. Accordingly, no liability or provision for federal income taxes attributable to S Corporation operations is included in the accompanying financial statements, nor are any deferred taxes provided for temporary differences between tax and financial reporting since the tax effect of the timing differences are not significant. The provision for state income taxes of $206,250 has been provided based upon the applicable state income tax rate.

Marketable Security

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available for sale. Marketable securities are recorded at fair market value using public data for companies that are listed on stock exchanges and management's estimates for private investments where no public data is available. There are no unrealized holding gains (losses) for 2002 and 2001.

Realized gains and losses are determined on the basis of specific identification using historical cost. There were no sales of marketable securities classified as available for sale in 2002 and 2001.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and accounts receivable.

The Company maintains most of its cash balances at a financial institution located in Los Angeles, California. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At times, such balances are in excess of the FDIC insurance limit. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

Concentrations of credit risk with respect to accounts receivable are limited. Generally, the Company does not require collateral or other security to support accounts receivable. Management continually monitors the financial condition of these companies to reduce the risk of loss.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued)

During the years ended December 31, 2002 and 2001, the Company had three and two clients, respectively, which each accounted for more than 10 percent of its revenue.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2. PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment and intangible assets consists of the following as of December 31:

	2002	2001	Life in Years
Office equipment	$ 262,853	$ 253,716	5 – 7
Furniture and fixtures	318,652	306,590	5 – 7
Computer equipment	226,574	166,536	5
Leasehold improvements	20,605	20,605	31.5
Capital leases – equipment	87,721	87,721	5
Software	106,112	-	3
Commissions	9,246	-	1.5
	1,031,763	835,168	
Less: accumulated depreciation and amortization	(643,393)	(488,062)	
	$ 388,370	$ 347,106	

Depreciation and amortization charged to operations for the years ended December 31, 2002 and 2001 amounted to $155,330 and $135,837, respectively. As of December 31, 2002 and 2001, accumulated amortization for capitalized leases - equipment amounted to $67,092 and $54,051, respectively.

BARRINGTON ASSOCIATES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 3. CAPITALIZED LEASE OBLIGATIONS

The Company leases various equipment under capital lease obligations which expire through March 2006. The capitalized fair value of the equipment is being depreciated over five years (Note 2).

As of December 31, 2002, the remaining obligations under these capital lease agreements are as follows:

Year Ending December 31,:	Amount
2003	$ 21,622
2004	9,928
2005	4,081
2006	1,009
Total future minimum lease payments	36,640
Less: amount representing interest	4,797
Capitalized lease obligations	31,843
Less: current portion of capitalized lease obligations	18,440
Long-term obligations under capital lease	$ 13,403

NOTE 4. COMMITMENTS

(i) Office Leases

The Company has commitments related to office facility leases and vendor arrangements. The Company leases various office facilities under operating leases expiring through November 2006 and requiring minimum monthly rental payments of approximately $52,700.

The minimum noncancelable lease commitments, less sub-rental income, is as follows:

Year Ending December 31,	Amount	Sublease to Nonrelated Parties	Total
2003	$ 513,549	$ 100,235	$ 413,314
2004	514,105	53,865	460,240
2005	577,590	-	577,590
2006	537,448	-	537,448
	$ 2,142,692	$ 154,100	$ 1,988,592

NOTE 4. COMMITMENTS (Continued)

(i) Office Leases (Continued)

Office rental expense for the years ended December 31, 2002 and 2001 was $575,014 and $468,695, respectively, which is net of sublease income of $75,450 and $168,646, respectively.

Effective November 2002, the Company has entered into an eighteen-month sublease agreement with an unrelated third party with monthly rental payments of approximately $8,800. Total amount earned from this sublease in 2002 is $13,525 and is included in general and administrative expenses in the accompanying financial statements.

NOTE 5. PROFIT SHARING PLAN

The Company has a profit sharing plan that covers certain employees. Contributions are made at the discretion of the board of directors subject to plan and statutory limitations. Contributions made to the plan for the years ended December 31, 2002 and 2001 amounted to $185,210 and $137,730, respectively. At December 31, 2002 and 2001, there were no accrued contributions.

NOTE 6. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) (rule 15c3-1), which requires the maintenance of a minimum level of net capital of the greater of $5,000 or 6 2/3% of its aggregate indebtedness, both as defined, and a maximum aggregate indebtedness to net capital ratio of 15 to 1. At December 31, 2002, the Company had net capital of $4,103,646, which exceeded the minimum requirement of $6,667 by $4,096,979 and has a net capital ratio of 0.02 to 1. The Company anticipates making certain capital distributions, but the distributions will not cause the Company to be in violation of its net capital requirements.

HCVT Holthouse Carlin & Van Trigt LLP
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Barrington Associates:

In planning and performing our audit of the statement of financial condition of Barrington Associates (the Company), as of December 31, 2002, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange commission (SEC) we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemption provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1601 Cloverfield Boulevard, Suite 300 South ~ Santa Monica, California 90404
4550 East Thousand Oaks Boulevard, Suite 200 ~ Westlake Village, California 91362
100 Oceangate, Suite 800 ~ Long Beach, California 90802

Independent Auditor's Report on Internal Control
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than those specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
January 15, 2003